FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding receipt of the results compensation amount for 2018 of Huaneng Power International, Inc. (the Registrant”); and

2.          An announcement regarding power generation for the first quarter of 2019 of the Registrant;

Each made by the Registrant on April 17, 2019.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON
RECEIPT OF THE RESULTS COMPENSATION AMOUNT FOR 2018

References are made to the announcement of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) dated 15 October 2016 (the “Announcement”) and the circular of the Company dated 15 November 2016 (the “Circular”) in relation to the discloseable and connected transaction regarding the Company’s acquisition of the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and the Zhongyuan CCGT Interests, and also the announcement dated 20 March 2019 on the Implementation Status for 2018 in relation to the Performance Undertaking by Huaneng Group pursuant to the Profit Forecast Compensation Agreement. Capitalised terms used herein shall have the same meanings as those defined in the Announcement and the Circular unless otherwise stated.

As disclosed in the Announcement and the Circular, Huaneng Group guaranteed that the audited actual net profit for 2017, 2018 and 2019 (the “Actual Net Profit”) for each of Huaneng Laiwu Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Liaocheng Thermal Power Limited and Huaneng Yantai Power Generation Limited (which was changed to Huaneng Shandong Power Generation Co., Ltd. Yantai Power Plant since September 2018) (being certain subsidiaries of Huaneng Shandong Power Generation Limited as acquired by the Company) (collectively, the “Profit Forecast Companies”) would not be less than the forecasted net profit.

According to the specific audit report provided by KPMG Huazhen LLP, the aggregate difference between the Actual Net Profit/(loss) (net of the non-recurring items) and the forecasted net profit for 2018 for the Profit Forecast Companies was RMB807.165 million. As the Actual Net Profit of Profit Forecast Companies for 2018 fell short of the forecasted net profit and according to the terms and compensation formula set out in the Profit Forecast Compensation Agreement, Huaneng Group should compensate Huaneng International the sum of RMB550.832 million. The compensation shall be payable by way of cash by Huaneng Group to Huaneng International within 20 working days from the date of disclosure of the specific audit report.

The Company has recently received from Huaneng Group the sum of RMB550.832 million as the undertaken compensation amount for the Profit Forecast Companies for 2018. The independent non- executive Directors of the Company are of the opinion that the obligations of Huaneng Group with respect to its undertaking on result compensation for 2018 under the Profit Forecast Compensation Agreement have been fulfilled.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
17 April 2019

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON POWER GENERATION
FOR THE FIRST QUARTER OF 2019

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc. (the “Company”), for the first quarter of 2019, the Company’s total power generation by power plants within China on consolidated basis amounted to 103.839 billion kWh, representing a decrease of 0.45% over the same period last year. Total electricity sold by the Company amounted to 98.255 billion kWh, representing a decrease of 0.06% over the same period last year. For the first quarter of 2019, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB421.87 per MWh, representing a decrease of 0.40% over the same period last year.

The decrease in the Company’s power generation was mainly attributable to:

1.	The slowing down in the growth rate of electricity consumption nation-wide;

2.
The Company has relatively a larger proportion of thermal power. In the first quarter, the country’s hydropower, wind power and nuclear power increased rapidly, and it occupied the space for thermal power generation;

3.	The impact of the coal restrictions policy in East China has affected the thermal power generation.

The power generations (in billion kWh) of the Company, by regions, are listed below:

Region	Power Generation		Electricity Sold
	January to March 2019	Change	January to March 2019	Change
Heilongjiang Province	2.984	-9.57%	2.782	-9.82%
Coal-fired	2.628	-13.67%	2.435	-14.23%
Wind-power	0.322	27.32%	0.314	28.70%
PV	0.034	933.68%	0.034	972.61%
Jilin Province	2.162	-6.45%	2.030	-6.84%
Coal-fired	1.804	-10.45%	1.684	-11.03%
Wind-power	0.279	19.21%	0.272	19.42%
Hydro-power	0.007	135.23%	0.007	106.95%
PV	0.015	164.29%	0.015	163.84%
Biomass power	0.057	5.61%	0.052	5.31%
Liaoning Province	4.436	-3.41%	4.102	-2.91%
Coal-fired	4.291	-3.68%	3.959	-3.18%
Wind-power	0.093	2.08%	0.092	2.13%
Hydro-power	0.013	63.21%	0.013	74.63%
PV	0.039	0.18%	0.038	-0.83%
Inner Mongolia	0.048	-24.41%	0.047	-24.34%
Wind-power	0.048	-24.41%	0.047	-24.34%
Hebei Province	3.370	19.18%	3.162	18.80%
Coal-fired	3.309	21.22%	3.103	20.85%
Wind-power	0.050	-40.15%	0.048	-39.91%
PV	0.012	-22.27%	0.011	-21.10%
Gansu Province	3.865	0.43%	3.673	0.35%
Coal-fired	3.394	1.02%	3.213	0.82%
Wind-power	0.470	-3.66%	0.460	-2.83%
Ningxia	0.005	19.43%	0.005	18.55%
PV	0.005	19.43%	0.005	18.55%
Beijing	2.203	0.00%	2.047	-1.24%
Coal-fired	0.656	50.48%	0.581	52.32%
Combined Cycle	1.547	-12.45%	1.466	-13.32%

Region	Power Generation		Electricity Sold
	January to March 2019	Change	January to March 2019	Change
Tianjin	1.829	-9.75%	1.712	-9.61%
Coal-fired	1.374	-12.32%	1.273	-12.13%
Combined Cycle	0.455	-1.15%	0.438	-1.44%
PV	0.001	9.31%	0.001	4.16%
Shanxi Province	3.053	19.86%	2.869	19.46%
Coal-fired	1.845	34.77%	1.694	34.73%
Combined Cycle	1.190	2.54%	1.158	2.71%
PV	0.018	1.87%	0.018	1.82%
Shandong Province	21.818	3.20%	20.548	4.13%
Coal-fired	21.519	3.16%	20.260	4.02%
Wind-power	0.208	-0.51%	0.199	9.32%
PV	0.091	23.03%	0.089	21.11%
Henan Province	6.034	1.75%	5.675	1.64%
Coal-fired	5.897	1.39%	5.539	1.23%
Combined Cycle	0.038	-53.96%	0.037	-53.92%
Wind-power	0.094	277.28%	0.094	270.82%
PV	0.005	-11.62%	0.005	-11.99%
Jiangsu Province	10.586	-1.10%	10.040	-1.16%
Coal-fired	9.390	4.62%	8.869	4.78%
Combined Cycle	0.812	-34.75%	0.798	-34.79%
Wind-power	0.361	-22.94%	0.352	-22.90%
PV	0.022	58.97%	0.022	57.32%
Shanghai	5.478	-0.64%	5.197	-0.56%
Coal-fired	4.765	-8.02%	4.500	-8.18%
Combined Cycle	0.713	114.63%	0.696	114.47%
Chongqing	2.870	1.26%	2.680	1.78%
Coal-fired	2.550	-1.15%	2.368	-0.72%
Combined Cycle	0.278	9.31%	0.271	9.37%
Wind-power	0.042	–	0.041	–

Region	Power Generation		Electricity Sold
	January to March 2019	Change	January to March 2019	Change
Zhejiang Province	6.203	-5.17%	5.958	-5.22%
Coal-fired	6.114	-4.75%	5.871	-4.79%
Combined Cycle	0.079	-29.10%	0.077	-29.48%
PV	0.010	-4.72%	0.010	-5.95%
Hubei Province	5.651	25.09%	5.330	26.02%
Coal-fired	5.494	25.26%	5.176	25.92%
Wind-power	0.123	39.72%	0.121	58.38%
Hydro-power	0.031	-20.75%	0.030	-22.44%
PV	0.004	-15.97%	0.004	-15.26%
Hunan Province	2.949	-7.80%	2.770	-7.85%
Coal-fired	2.642	-11.24%	2.468	-11.48%
Wind-power	0.192	16.35%	0.190	16.03%
Hydro-power	0.111	121.56%	0.109	122.46%
PV	0.004	-40.51%	0.003	-40.28%
Jiangxi Province	5.195	-0.34%	4.980	-0.27%
Coal-fired	5.037	-1.58%	4.825	-1.54%
Wind-power	0.158	66.73%	0.156	66.34%
Anhui Province	1.622	11.95%	1.555	12.61%
Coal-fired	1.537	12.09%	1.470	12.29%
Wind-power	0.073	12.90%	0.073	23.72%
Hydro-power	0.012	-7.14%	0.012	-5.47%
Fujian Province	2.160	-25.89%	2.271	-17.55%
Coal-fired	2.157	-25.91%	2.269	-17.54%
PV	0.002	-18.22%	0.002	-22.95%
Guangdong Province	5.013	-21.67%	4.809	-21.64%
Coal-fired	5.009	-21.68%	4.804	-21.64%
PV	0.004	-15.84%	0.004	-16.58%
Guangxi	0.065	75.89%	0.060	68.99%
Combined Cycle	0.048	28.50%	0.046	29.20%
Wind-power	0.018	0.00%	0.014	0.00%

Region	Power Generation		Electricity Sold
	January to March 2019	Change	January to March 2019	Change
Yunnan Province	1.047	7.75%	0.976	8.62%
Coal-fired	0.790	-1.64%	0.725	-1.00%
Wind-power	0.258	51.49%	0.250	51.21%
Guizhou Province	0.096	62.72%	0.094	63.36%
Wind-power	0.096	62.72%	0.094	63.36%
Hainan Province	3.099	-2.09%	2.884	-2.43%
Coal-fired	3.038	-1.45%	2.825	-1.76%
Combined Cycle	0.002	-84.86%	0.002	-85.22%
Wind-power	0.028	-7.44%	0.027	-6.86%
Hydro-power	0.009	-66.83%	0.008	-66.83%
PV	0.022	101.14%	0.021	99.07%
Total	103.839	-0.45%	98.255	-0.06%

For the first quarter of 2019, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21% in Singapore, representing an increase of 0.5 percentage point compared to the same period of last year.

For the first quarter of 2019, Huaneng Zhejiang Jiapu Photovoltaic with a capacity of 1.03 MW, Huaneng Zhejiang Xitang Photovoltaic with a capacity of 1.77 MW and Huaneng Guangxi Guigang Qixingling Wind Power with a capacity of 24.5 MW (all of them are wholly-owned by the Company) were put into operation; part of the generation units at Huaneng Shandong Laizhou Wind Power of the Company with a total capacity of 45 MW were shut down.

At the same time, the installed capacity of some of the power plants in which the Company has equity interests changed in the first quarter of 2019.

Based on the above, as of 31 March 2019, the Company had a controlled generation capacity of 105,973MW and an equity-based generation capacity of 93,225 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
17 April 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     April 17, 2019